Correspondence

September 26, 2022

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: NUGL, INC.
Offering Statement on Form 1-A Post-qualification

Amendment No. 2 Filed

September 6, 2022
File No. 024-11581

Dear Ms. Beukenkamp and Mr. King:

NUGL, Inc., an Oklahoma corporation (the “Company”), has received and reviewed your letter of September 21, 2022, pertaining to the Company’s Form 1-A Post-qualification Amendment No. 2 (the “1-A POS”) filed on September 6, 2022, with the Securities and Exchange Commission (the “Commission”). Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated September 21, 2022.

Post-qualification Amendment No. 2 to Offering Statement on Form 1-A filed September 6, 2022

Cover Page

1.        Please revise your disclosure to reflect that the company is extending this offering. We note here and on page 2 that "[t]he offering will commence as soon as practicable after this Offering Circular has been qualified by the SEC and relevant state regulators, as necessary, and will terminate on the sooner of the sale of the maximum number of shares being sold, twelve months from the effective date of this Offering Statement, or the decision by Company management to extend or to deem the offering closed." We also note that it appears the offering will terminate on September 27, 2022, or twelve months from the date of qualification of this offering statement.

RESPONSE: We have revised the Cover Page and clarified on Page 2 that the Offering is being extended until September 27, 2023 and the terms of the extension.

Summary Information in Offering Circular, page 2

2.        It appears that you intend to conduct a continuous offering. We also note your disclosure on the cover page that "[t]he proposed sale will begin as soon as practicable after this Offering Circular has been qualified..." However, your disclosure reflects that you have not yet sold any shares pursuant to this Form 1-A initially qualified on September 27, 2021. Please confirm when your offering commenced after qualification and the basis for which you have satisfied the requirements of Rule 251(d)(3)(i)(F).

RESPONSE: When the Offering was initially qualified, the Company was still conducting due diligence on Kaya LLC as a possible acquisition partner. Following qualification the Company commenced the offering, however, did not make any sales. During the process of negotiating a definitive agreement with the principal officers of Kaya LLC, we determined that it was in the best interest of the Company to temporarily delay the Offering until we could complete the acquisition. At the time of Qualification we reasonably expected the Securities offered hereby to be offered and sold within twelve months from the initial qualification date. The success of the Company’s acquisition of Kaya LLC took precedent over the Offering; however, we believe that post-acquisition of Kaya LLC, management has and will make fulfilling the Offering a priority. Accordingly, we believe we have satisfied the requirements of Rule 251(d)(3)(i)(F).

Item 14. Financial Statements, page F-33

3.       We note your disclosure that you acquired substantially all of the assets and business of Kaya LLC in April 2022. In connection with this acquisition, you have included pro forma financial information within your filing, including the consolidated statement of financial position as of March 31, 2022, and consolidated statement of operations and comprehensive loss for the periods ended March 31, 2022, and December 31, 2021. Please include the pro forma consolidated statement of financial position for the year ended December 31, 2021, for the acquisition transaction in your offering statement. Refer to guidance in (b)(7)(iv) of Part F/S of Form 1-A and Rule 8-05 of Regulation S-X.

RESPONSE: We have amended the filing to include the pro forma consolidated statement of financial position for the year ended December 31, 2021.

CONCLUSION

In connection with the Company’s responding to the comments set forth in the September 21, 2022 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Sincerely,

/s/ Balram Vaswani

Balram Vaswani
Chief Executive Officer

cc. Jessica Lockett, Esq.